UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-21271

(Check one):         Form 10-K        Form 20-F        Form 11-K    X  Form 10-Q        Form 10-D

    .  Form N-SAR        Form N-CSR

For Period Ended:    March 31, 2009

.	Transition Report on Form 10-K
.	Transition Report on Form 20-F
.	Transition Report on Form 11-K
.	Transition Report on Form 10-Q
.	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Sangui Biotech International, Inc.
Former Name if Applicable:	Not Applicable
Address of Principal Executive Office:	Alfred-Herrhausen-Str. 44, 58455, Witten, Germany

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company is in the process of reviewing the financial information of the Company and its subsidiary.  The process of compiling the information required to be included in the Form 10-Q for the relevant fiscal period, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense due to the fact that the subsidiary of the Company is a GmbH in Germany and all accounting matters must be translated and then made United States GAAP compliant.  The Company undertakes the responsibility to file such annual report no later than five days after its original date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Thomas Striepe, President

Telephone: 011-49-2302-915-204

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   X  Yes        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes  X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________________

Sangui Biotech International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2008	/s/ Thomas Striepe
		By:	Thomas Striepe President and Chief Executive Officer